SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)

Determine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

250660107
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 14 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A17	Page 2 of 14

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,923,716
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
3,923,716
	10	SHARED DISPOSITIVE POWER
241,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,165,177*

* The shares reported herein consist of (i) 2,429,011 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 297,109 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (v) $3 million Junior Secured Convertible Promissory Notes convertible into 526,314 shares of common stock at a conversion price of $5.70 and (v) $1.8 million Junior Secured Convertible Promissory Notes convertible into 480,000 shares of common stock at a conversion price of $3.75.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.3%[1]
14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 12,914,542 outstanding shares of common stock (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This constitutes Amendment No. 17 to the statement on Schedule 13D (the “Amendment No. 17”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Shares”), of Determine, Inc. (the “Company”). The Company’s principal executive office is located at 2121 South El Camino Real, 10th Floor, San Mateo, CA 94403. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C”, and collectively with Trust A-4, the “Trusts”). The Trusts and Lloyd I. Miller Trust D (“Trust D”) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was approximately $7,236,290.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $1,132,637.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00.

Mr. Miller is the manager of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $749,998.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $8,600,253.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (D10) (“MILGRAT (D10)”), dated as of July 28, 2014, Mr. Miller was named as the trustee to MILGRAT (D10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (D10) were contributed to MILGRAT (D10) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (K10) (“MILGRAT (K10)”), dated as of February 12, 2015, Mr. Miller was named as the trustee to MILGRAT (K10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (K10) were contributed to MILGRAT (K10) by its grantor, Catherine C. Miller.

Mr. Miller is an agent under a general durable power of attorney dated April 9, 2015, with respect to Shares held in a trust account (the “Trust Account”). All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the shares of Common Stock purchased by the Trust Account was approximately $749,998.00.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $1,675,821.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and may reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, Mr. Miller believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Based on Mr. Miller’s evaluation of the Company’s financial performance, Mr. Miller determined that he may seek to contact the Company’s Board of Directors or management from time to time in order to engage in discussions regarding governance and enhancing shareholder value.

As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional Shares without becoming an "Acquiring Person" within the meaning of the Amended and Restated Rights Agreement between Selectica and Wells Fargo Bank, N.A., as Rights Agent, dated January 2, 2009, as amended (the "Rights Agreement"). As reported by the Company, the Review Committee of the Company’s Board of Directors granted an exemption under the Rights Agreement to three stockholders, including Mr. Miller and his affiliates, so that each may acquire beneficial ownership of additional Shares, subject to certain conditions and limitations. Mr. Miller determined to seek to acquire up to 20% of the Company’s outstanding Shares, and entered into a voting agreement with the Company on May 6, 2010 (the “Voting Agreement”) so that any such Shares in excess of 15% would be voted to mirror the votes (pro and con) of all stockholders not subject to such a voting agreement. Such voting agreement provides that any such purchases in excess of 15% must be made on or prior to November 1, 2010. This description of the Voting Agreement is qualified in its entirety by the Voting Agreement filed as Exhibit 99.1 to Amendment No. 2 to the Statement, which is incorporated herein by reference. On December 20, 2011, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 3% of the Shares. As a result, Mr. Miller was able to acquire up to 23.4% of the Company’s outstanding Shares without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional Shares without becoming an “Acquiring Person” within the meaning of the Rights Agreement. On December 17, 2012, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 2% of the Shares. As a result, Mr. Miller may acquire up to 25.2% of the Company’s outstanding Shares without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

As previously reported, Trust C, of which Milfam LLC was appointed advisor (“Trust C”), Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of May 31, 2013 (the “2013 Purchase Agreement”) and a registration rights agreement, dated as of May 31, 2013 (the “2013 Reg Rights Agreement”), and, in connection therewith, received in the aggregate (i) 162,145 Shares (the “Stock”), (ii) 65,047 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $7.00 per Preferred Share, and (iii) Series A warrant to purchase 113,595 Shares (the “Series A Warrant”) at an exercise price of $8.75 per share (subsequently amended to $7.75 per share under the Warrant Amendment (defined below)), which became exercisable on December 1, 2013 (all of the foregoing, the “2013 Private Placement”). The form of 2013 Purchase Agreement and form of 2013 Reg Rights Agreement were filed as Exhibit 10.1 and 10.3, respectively, to the 8-K/A filed by the Company on June 4, 2013 (the “May 31, 2013 8-K/A”) and are incorporated herein by reference. With respect to the Series C Preferred Stock and Series A Warrant, the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (“Series C_Designation Certificate”) and Form of Series A Warrant to Purchase Common Stock, dated as of May 31, 2013 (“Series A Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the May 31, 2013 8-K/A and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of May 31, 2013 (the “June Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing at the next annual stockholders meeting. The form of June Voting Agreement was filed as Exhibit 10.6 to the 8-K/A and is incorporated herein by reference.

As previously reported, on October 10, 2013, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the automatic conversion of the Series C Preferred Stock into Shares upon shareholder approval at the stockholders meeting on September 10, 2013, and (ii) the Series A Warrants being within sixty days of the exercise date, both of which are Exempt Transactions (as defined in the Rights Agreement) for purposes of the Rights Agreement.

The Reporting Person also reported that it entered into that certain Amendment to Series A Warrants, dated as of September 4, 2013 among the Company and the holders of warrants, which was filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference, which revised the exercise price of the Series A Warrants from $8.75 per share to $7.75 per share.

As previously reported, Trust C, Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of January 24, 2014 (the “2014 Purchase Agreement”) and a registration rights agreement, dated as of January 24, 2014 (the “2014 Reg Rights Agreement”), and, in connection therewith, received in the aggregate (i) 169,299 Shares (the “2014 Stock”), (ii) 15,046.9 of the Company’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $6.00 per Preferred Share, and (iii) warrant to purchase 159,884 Shares (the “2014 Warrant”) at an exercise price of $7.00 per share, which will become exercisable on July 24, 2014 (all of the foregoing, the “2014 Private Placement”). The form of Purchase Agreement and form of Reg Rights Agreement were filed as Exhibit 10.1 and 10.2, respectively, to the 8-K/A filed by the Company on January 27, 2014 (the “January 27, 2014 8-K/A”) and are incorporated herein by reference. With respect to the Series D Preferred Stock and Warrant, the Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (“Series D_Designation Certificate”) and Form of Warrant to Purchase Common Stock, dated as of January 24, 2014 (“2014 Form Warrant”) were filed as Exhibits 3.1 and 10.3, respectively to the January 27, 2014 8-K/A and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of January 24, 2014 (the “January Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing at the next annual stockholders meeting. The form of January Voting Agreement was filed as Exhibit 10.4 to the January 27, 2014 8-K/A and is incorporated herein by reference.

As previously reported, on June 2, 2014, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the automatic conversion of the Series D Preferred Stock into Shares upon shareholder approval at the stockholders meeting on April 10, 2014, and (ii) the Warrant being within sixty days of the exercise date, both of which are Exempt Transactions (as defined in the Rights Agreement) for purposes of the Rights Agreement.

As previously reported, Trust C, Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of June 5, 2014 (the “June 2014 Purchase Agreement”) and a registration rights agreement, dated as of June 5, 2014 (the “June 2014 Reg Rights Agreement”), and, in connection therewith, agreed to purchase, subject to certain closing conditions, an aggregate of (i) 54,890.7 of the Company’s Series E Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $6.00 per Preferred Share, and (ii) a warrant initially exercisable for 137,225 Shares (the “June 2014 Warrant”). The exercise price of the June 2014 Warrant is $7.00 per share. For further information about this transaction, reference is made to the Form 8-K filed by the Company on June 5, 2014 (the “June 5, 2014 8-K”) and the 8-K/A filed by the Company on June 11, 2014 (the “June 11, 2014 8-K/A”). The form of June 2014 Purchase Agreement and form of June 2014 Reg Rights Agreement were filed as Exhibit 10.2 and 10.3, respectively, to the June 11, 2014 8-K/A and are incorporated herein by reference. With respect to the Series E Preferred Stock and June 2014 Warrant, the Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock (“Series E Designation Certificate”) and Warrant to Purchase Common Stock (“June 2014 Form Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the June 11, 2014 8-K/A and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of June 5, 2014 (the “June 2014 Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing described above at the next annual stockholders meeting. The form of June 2014 Voting Agreement was filed as Exhibit 10.5 to the June 11, 2014 8-K/A and is incorporated herein by reference.

As previously reported, Trust C, Milfam I, Milfam II, and a certain Trust Account over which Mr. Miller shares investment and dispositive power with a family member entered into a purchase agreement with the Company and other investors, dated as of February 6, 2015 (the “February 2015 Purchase Agreement”) and a registration rights agreement, dated as of February 6, 2015 (the “February 2015 Reg Rights Agreement”), and, in connection therewith, agreed to purchase, subject to certain closing conditions, an aggregate of (i) 63,829.60 of the Company’s Series F Convertible Preferred Stock (the “Series F Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $4.70 per Preferred Share, and (ii) a warrant exercisable six months following the date of issuance, February 6, 2015, for 319,148 Shares (the “February 2015 Warrant”). The exercise price of the February 2015 Warrant is $6.00 per share. For further information about this transaction, reference is made to the Form 8-K filed by the Company on February 9, 2015 (the “February 9, 2015 8-K”). The form of February 2015 Purchase Agreement and form of February 2015 Reg Rights Agreement were filed as Exhibit 10.1 and 10.3, respectively, to the February 9, 2015 8-K and are incorporated herein by reference. With respect to the Series F Preferred Stock and February 2015 Warrant, the Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock (“Series F Designation Certificate”) and Warrant to Purchase Common Stock (“February 2015 Form Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the February 6, 2015 8-K and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of February 6, 2015 (the “February 2015 Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing described above at the next stockholders meeting. The form of February 2015 Voting Agreement was filed as Exhibit 10.6 to the February 9, 2015 8-K and is incorporated herein by reference.

In addition, on February 9, 2015, the Company entered into a binding term sheet (the “Note Term Sheet”) with Mr. Miller, Milfam II, and Trust A-4, (the “Purchasers”), pursuant to which the Company agreed to issue and the Purchasers agreed to purchase, junior secured convertible promissory notes (the “Convertible Notes”) in the aggregate principal amount of $3 million, subject to the negotiation and execution of definitive agreements. The Convertible Notes may be converted into shares of Common Stock at the sole option of the Purchasers at a conversion price of $5.70. The Note Term Sheet was filed as Exhibit 10.7 to the February 9, 2015 8-K and is incorporated herein by reference.

In connection with the financing under the February 2015 Purchase Agreement and Note Term Sheet described above, the Board of Directors provided an exemption for the financing such that the issuance will not trigger the provisions of the Rights Agreement.

As previously reported, the Company entered into a Junior Secured Convertible Note Purchase Agreement (the “Junior Secured Convertible Note Purchase Agreement”) with Mr. Miller, Milfam II and Trust A-4 (collectively the “Investors”), pursuant to which the Company issued and sold the Convertible Notes in the aggregate principal amount of $3 million to the Investors. After stockholder approval, the Convertible Notes may be converted into shares of Common Stock at the sole option of the Purchasers at a conversion price of $5.70. The Purchase Agreement was filed as Exhibit 10.5 to the 8-K filed by the Company on March 16, 2015, and is incorporated herein by reference.

As previously reported, on May 5, 2015, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the automatic conversion of the Series F Preferred Stock into Shares upon shareholder approval at the stockholders meeting on May 5, 2015 (the “May 5th Meeting”), and (ii) the approval at the May 5th Meeting of the option to convert the Convertible Notes into Shares.

As previously reported, on June 8, 2015, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the February 2015 Warrant being within sixty days of the exercise date, and (ii) accrued interest on the Notes paid in the form of common stock by converting such accrued interest amount to common stock at the conversion price of $5.70.

As previously reported, on August 19, 2015, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person solely as a result of an increase of the number of outstanding Shares of the Company.

This Amendment No. 17 is being filed to report that, since the filing of the Amendment No. 16 to the Statement on Schedule 13D, dated August 19, 2015 (the “Amendment No. 16”), Mr. Miller, Trust A-4 and Milfam II entered into that certain Junior Secured Convertible Note Purchase Agreement dated December 16, 2015 (the “December 2015 Junior Secured Convertible Note Purchase Agreement”) with the Company and Alliance Semiconductor Corporation, an affiliate of Mr. Miller (“Alliance”, and together with Mr. Miller, Trust A-4 and Milfam II, the “December 2015 Investors”), pursuant to which the Company issued and sold junior secured convertible promissory notes (the “December 2015 Notes”) to the December 2015 Investors in the aggregate principal amount of $2.5 million. The December 2015 Notes may be converted into shares of Common Stock at the sole option of the Investors at a conversion price of $3.75. Additionally, under the terms of the December 2015 Junior Secured Convertible Note Purchase Agreement, the Company, Mr. Miller, Trust A-4 and Milfam II agreed to amend the maturity date of the Convertible Notes from March 1, 2020 to December 16, 2020 to align with the maturity date of the December 2015 Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the form of December 2015 Notes and December 2015 Junior Secured Convertible Note Purchase Agreement which were filed as Exhibits 10.1 and 10.2 to the 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2015 (the “December 2015 Form 8-K”) and are incorporated herein by reference.

The December 2015 Notes are secured by a second-position security interest in the Company’s assets pursuant to the Amended and Restated Security Agreement entered into by the Company and the December 2015 Investors on December 16, 2015 (the “Amended and Restated Security Agreement”). Under the terms of the Amended and Restated Security Agreement, the Company also agrees to grant the Investors a security interest in the Company’s subsidiaries, upon written demand from Mr. Miller at any time after the Company’s senior credit facility has been fully paid and all obligations of Western Alliance Bank to lend thereunder have been terminated. Under the terms of the Amended and Restated Security Agreement, the Investors’ security interest is subordinated only to the senior security interest of Western Alliance Bank under the senior credit facility, pursuant to the terms of the Amended and Restated Subordination Agreement entered into by the Company, the Investors and Western Alliance Bank on December 16, 2015 (the “Subordination Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the form of Amended and Restated Security Agreement and Subordination Agreement which were filed as Exhibits 10.3 and 10.4 to the December 2015 Form 8-K and are incorporated herein by reference.

Except as described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that the Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)          Mr. Miller may be deemed to beneficially own 4,165,177 Shares, which is equal to approximately 32.3% of the 12,914,542 outstanding Shares. As of the date hereof, 1,127,363 of such beneficially owned Shares are owned of record by Trust A-4 (includes (i) a Series A Warrant to purchase 40,894 Shares, (ii) a warrant to purchase 57,558 Shares, (iii) a warrant to purchase 49,401 Shares, (iv) $1MM Junior Secured Convertible Note convertible into 175,438 Shares, and (v) $600,000 Junior Secured Convertible Note convertible into 160,000 shares), 128,479 of such beneficially owned Shares are owned of record by Milgrat (D10) (includes (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, and (iii) a warrant to purchase 13,722 Shares), 87,606 of such beneficially owned Shares are owned of record by Trust C, 2,100 of such beneficially owned Shares are owned of record by Trust D, 239,361 of such beneficially owned Shares are owned of record by Milfam I (includes a warrant to purchase 79,787 Shares), 239,361 of such beneficially owned Shares are owned of record by the Trust Account (includes a warrant to purchase 79,787 Shares), 1,752,806 of such beneficially owned Shares are owned of record by Milfam II (includes (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) $1MM Junior Secured Convertible Note convertible into 175,438 Shares, and (v) $600,000 Junior Secured Convertible Note convertible into 160,000 shares), 239,361 of such beneficially owned Shares are owned of record by Milgrat (K10) (includes a warrant to purchase 79,787 Shares), 348,740 of such beneficially owned by Mr. Miller directly (includes (i) $1MM Junior Secured Convertible Note convertible into 175,438 Shares, and (ii) $600,000 Junior Secured Convertible Note convertible into 160,000 shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 12,914,542 outstanding Shares referenced above is the total of the following amounts: (i) 11,178,376 outstanding Shares as reported by the Company’s counsel via electronic mail on December 17, 2015, (ii) Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) warrant to purchase 297,109 Shares at an exercise price of $7.00 per share, (iv) warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (v) $3MM Junior Secured Convertible Notes convertible into 526,314 Shares and (vi) $1.8MM Junior Secured Convertible Notes convertible into 480,000 Shares.

(b)          Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, Trust C. Milfam I, Milfam II, Milgrat (D10), Milgrat (K10) and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Trust Account.

(c)          The following table details the transactions effected by Mr. Miller in the past 60 days.

	Milgrat (D10)
Date of Transaction	Number of Shares Sold	Price Per Share
November 3, 2015	87,606	$0.00*

	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
November 3, 2015	87,606	$0.00*

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
December 11, 2015	4,434	$0.00**
December 16, 2015	160,000	$3.75***

	Lloyd I. Miller, III
Date of Transaction	Number of Shares Purchased	Price Per Share
December 11, 2015	4,434	$0.00**
December 16, 2015	160,000	$3.75***

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
December 11, 2015	4,434	$0.00**
December 16, 2015	160,000	$3.75***

*Transfer of common stock from Milgrat (D10) to Trust C.

**Accrued interest on the Convertible Notes paid in the form of common stock by converting such accrued interest amount to common stock at the conversion price of $5.70.

***$600,000 Junior Secured Convertible Note which is convertible into Shares.

(d)         Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Item 7 is amended and restated in its entirety as follows:

Exhibit 99.1	Voting Agreement (Filed as Exhibit Number 99.1 to Amendment No. 2 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on May 21, 2010 and incorporated herein by reference).

Exhibit 99.2	Designation Certificate (Filed as Exhibit 3.1 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.3	Purchase Agreement (Filed as Exhibit 10.1 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.4	Reg Rights Agreement (Filed as Exhibit 10.3 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.5	Series A Warrant (Filed as Exhibit 10.4 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.6	June Voting Agreement (Filed as Exhibit 10.6 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 4, 2013 and incorporated herein by reference).

Exhibit 99.7	Amendment to Series A Warrants (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on September 4, 2013 and incorporated herein by reference).

Exhibit 99.8	Series D Designation Certificate (Filed as Exhibit 3.1 to Form 8-K by the Company with the Securities and Exchange Commission on January 27, 2014 and incorporated herein by reference).

Exhibit 99.9	2014 Purchase Agreement (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on January 27, 2014 and incorporated herein by reference).

Exhibit 100.0	2014 Reg Rights Agreement (Filed as Exhibit 10.2 to Form 8-K by the Company with the Securities and Exchange Commission on January 27, 2014 and incorporated herein by reference).

Exhibit 100.10	Warrant (Filed as Exhibit 10.3 to Form 8-K by the Company with the Securities and Exchange Commission on January 27, 2014 and incorporated herein by reference).

Exhibit 100.20	January Voting Agreement (Filed as Exhibit 10.4 to Form 8-K by the Company with the Securities and Exchange Commission on January 27, 2014 and incorporated herein by reference).

Exhibit 100.30	June 2014 Purchase Agreement (Filed as Exhibit 10.2 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 11 2014 and incorporated herein by reference).

Exhibit 100.40	June 2014 Reg Rights Agreement (Filed as Exhibit 10.3 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 11, 2014 and incorporated herein by reference).

Exhibit 100.50	June 2014 Form Warrant (Filed as Exhibit 10.4 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 11, 2014 and incorporated herein by reference).

Exhibit 100.60	June 2014 Voting Agreement (Filed as Exhibit Number 10.5 to Form 8- K/A by the Company with the Securities and Exchange Commission on June 11, 2014 and incorporated herein by reference).

Exhibit 100.70	Series E Designation Certificate (Filed as Exhibit 3.1 to Form 8-K/A by the Company with the Securities and Exchange Commission on June 11, 2014 and incorporated herein by reference).

Exhibit 100.80	February 2015 Purchase Agreement (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on February 9, 2015 and incorporated herein by reference).

Exhibit 100.90	February 2015 Reg Rights Agreement (Filed as Exhibit 10.3 to Form 8-K by the Company with the Securities and Exchange Commission on February 9, 2015 and incorporated herein by reference).

Exhibit 100.100	February 2015 Form Warrant (Filed as Exhibit 10.4 to Form 8-K by the Company with the Securities and Exchange Commission on February 9, 2015 and incorporated herein by reference).

Exhibit 100.110	February 2015 Voting Agreement (Filed as Exhibit Number 10.6 to Form 8-K by the Company with the Securities and Exchange Commission on February 9, 2015 and incorporated herein by reference).

Exhibit 100.120	Series F Designation Certificate (Filed as Exhibit 3.1 to Form 8-K by the Company with the Securities and Exchange Commission on February 9, 2015 and incorporated herein by reference).

Exhibit 100.130	Note Term Sheet (Filed as Exhibit 10.7 to Form 8-K by the Company with the Securities and Exchange Commission on February 9, 2015 and incorporated herein by reference).

Exhibit 100.140

Junior Secured Convertible Note Purchase Agreement (Filed as Exhibit 10.5 to Form 8-K by the Company with the Securities and Exchange Commission on March 16, 2015 and incorporated herein by reference).

Exhibit 100.150

December 2015 Junior Secured Convertible Note Purchase Agreement (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on December 17, 2015 and incorporated herein by reference).

Exhibit 100.160	Form of Junior Secured Convertible Promissory Note (Filed as Exhibit 10.2 to the Form 8-K by the Company with the Securities and Exchange Commission on December 17, 2015 and incorporated herein by reference).

Exhibit 100.170	Amended and Restated Security Agreement (Filed as Exhibit 10.3 to Form 8-K by the Company with the Securities and Exchange Commission on December 17, 2015 and incorporated herein by reference).

Exhibit 100.180	Amended and Restated Subordination Agreement (Filed as Exhibit 10.4 to Form 8-K by the Company with the Securities and Exchange Commission on December 17, 2015 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III